

SECURIT 10035257 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 47288

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CELADON FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 CENTER St
(No. and Street)

CHATHAM (City) NJ (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DARYL HERSCH 973-701-8033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, P.C.
(Name – *if individual, state last, first, middle name*)

465 SOUTH St., STE 200 (Address), MORRISTOWN (City), NJ (State), 07960 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/15/2010

OATH OR AFFIRMATION

I, DARYL HERSCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CELADON FINANCIAL GROUP, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:.

Signature

MANAGING MEMBER
Title

Notary Public



OFFICIAL SEAL
JOAN CIOTOLA
Notary Public-New Jersey
MORRIS COUNTY
My Commission Expires
June 18,2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Celadon Financial Group, LLC
Table of Contents
December 31, 2009

Page(s)



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Members
Celadon Financial Group, LLC

We have audited the accompanying statement of financial condition of Celadon Financial Group, LLC as of December 31, 2009 and the related combined statements of income, stockholder's and members' equity and cash flows of Celadon Financial Group, LLC and its predecessor entity Securities & Investment Planning Company for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Celadon Financial Group, LLC as of December 31, 2009, and the combined results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, Celadon Financial Group, LLC was formed in 2009 and its assets, liabilities and equity were indirectly contributed by its predecessor, Securities & Investment Planning Company. Both of these entities are under common control. The accompanying combined statements of income and cash flows include the results of both Celadon Financial Group, LLC and Securities & Investment Planning Company.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, PC

February 25, 2010

Celadon Financial Group LLC
Statement of Financial Condition
December 31, 2009

Assets

Current assets	
Cash and cash equivalents	$ 322,214
Accounts receivable - customers	21,717
Due from clearing broker	87,235
Deposits with clearing broker	150,018
Securities owned, at market value	751,034
Other assets	15,000
Total current assets	1,347,218
Property and equipment	7,164
Other assets	
Deposits	33,000
	$ 1,387,382

Liabilities and Members' Equity

Current liabilities	
Bank acceptances payable	$ 46,614
Accounts payable and accrued expenses	240,598
Securities sold not yet purchased, at market value	327,610
Total liabilities	614,822
Members' equity	772,560
	$ 1,387,382

The Notes to Financial Statements are an integral part of this statement.

Celadon Financial Group LLC
Combined Statement of Income
Year Ended December 31, 2009

Revenues	
Commission income	$ 2,046,385
Net trading gain	1,736,727
Interest and dividend income	126,244
Miscellaneous	50,483
Total revenues	3,959,839
Costs and expenses	
Employee compensation and benefits	2,126,530
Clearance charges	872,664
Quotation and communication expenses	121,076
Rent	186,186
Professional fees	336,713
Insurance	28,321
Regulatory fees, registration fees and licenses	33,400
Telephone and utilities	49,105
Office expenses	75,029
Meals and entertainment	38,914
Dues and subscriptions	18,025
Depreciation expense	3,738
Other	48,674
Total costs and expenses	3,938,375
Income from operations	21,464
Other income	22,553
Income before taxes	44,017
Provision for federal taxes - SIPC	6,235
Net income	$ 37,782

The Notes to Financial Statements are an integral part of this statement.

Celadon Financial Group LLC
Combined Statement of Stockholders' Equity and Members' Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Members' Equity	Total
Balance, January 1, 2009 - Predecessor Company (SIPC)	$ 123	$ 2,016,744	$ (1,128,889)	$ -	$ 887,978
Reorganization of Company (see Note 1)	(123)	(2,016,744)	1,128,889	887,978	-
Members' distributions	-	-		(153,200)	(153,200)
Net income	-	-	-	37,782	37,782
Balance, December 31, 2009	$ -	$ -	$ -	$ 772,560	$ 772,560

The Notes to Financial Statements are an integral part of this statement.

Celadon Financial Group LLC
Combined Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities	
Net income	$ 37,782
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,738
Changes in operating assets and liabilities:	
Due from clearing broker	158,967
Deposit with clearing brokers	151,838
Accounts receivable	3,269
Securities owned, at market value	(512,076)
Income taxes receivable	47,422
Other assets	(43,520)
Accounts payable and accrued expenses	(48,628)
Securities sold not yet purchased, at market value	287,700
Income taxes payable	(3,558)
Net cash provided by operating activities	82,934
Cash flows from financing activities	
Bank acceptances payable	46,614
Distributions to members	(153,200)
Net cash used in financing activities	(106,586)
Net decrease in cash and cash equivalents	(23,652)
Cash and cash equivalents, at beginning of year	345,866
Cash and cash equivalents, at end of year	$ 322,214
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Income taxes	$ 8,173

The Notes to Financial Statements are an integral part of this statement.

1. Background and Organization

Background

Celadon Financial Group, LLC (the "Company"), is owned by two members, Cambria Holdings, Inc. ("Cambria") and the Company's President. Cambria is also the sole stockholder of Securities & Investment Planning Company ("SIPC"). The Company was formed as a limited liability company in 2009 with no pre determined operating life. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc. The Company brokers securities transactions for customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker.

Corporate Organization and Formation of the Company

The Company and SIPC are both owned and controlled by Cambria, which is owned and controlled by a single individual. In 2009, Cambria's sole stockholder transferred its ownership and interest in assets, liabilities and equity to Cambria who, in turn, contributed these balances to the Company, in a tax free transaction. As both entities are under common control, there was no revaluation of the carrying values of recorded assets and liabilities that were ultimately contributed to the Company. The accompanying financial statements reflect the operations and cash flows of the Company and SIPC (as if they were combined) for the year ended December 31, 2009. Costs for this reorganization and formation were expensed as incurred.. From March 9, 2009 forward, brokerage and other services were provided to clients by Celadon Financial Group, LLC. SIPC will be formally dissolved and liquidated in the year ending December 31, 2010.

The Company received approval from the Financial Industry Regulatory Authority ("FINRA") to continue membership as a broker-dealer under the same Central Registration Depository as that utilized by SIPC. Furthermore, as of July 2009 the Company is operating with a minimum net capital requirement of $250,000 pursuant to SEC Rule 15c3-1(a)(2)(i).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents. Cash equivalents include operating, savings and money market amounts.

Accounts Receivable

Accounts receivable are comprised of fees from customers requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

As of December 31, 2009, management has determined that no allowance for doubtful accounts is necessary based on collection experience.

Due from Clearing Broker
Due from clearing broker are commissions receivable that are uncollateralized trade obligations due under normal trade terms. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker. Payments of commissions receivable are remitted monthly by the clearing broker and payment is generally remitted in approximately 5 days. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2009.

Valuation of Securities Owned
Securities owned are valued using fair market values, as reported by stock exchanges and published quoted prices. Management considers these short term investments as trading securities. As such, any changes in the market value of such investments are recognized in operations.

Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. As of December 31, 2009, the net book value of property and equipment was $7,164. Depreciation expense for the year ended December 31, 2009 was $3,738. Acquisitions, major improvements and renewals are capitalized and depreciated. Repairs and maintenance expenditures are expensed as incurred.

Property and equipment at December 31, 2009 consist of the following:

Computer equipment	$ 181,665
Furniture and fixtures	56,795
Leasehold improvements	1,913
Total	240,373
Less: accumulated depreciation	(233,209)
	$ 7,164

Revenue Recognition
Revenue is recognized by the Company when earned. Commission revenue consisting of securities transactions are recognized on a trade date basis.

Income Taxes
Prior to March 9, 2009, the Company operated as SIPC (a "C" Corporation) and such amounts were subject to taxes on a standalone entity basis. Taxes related to SIPC were not material through the aforementioned reorganization. Subsequent to this date, the Company operated as an LLC and the Members elected, under the applicable provisions of the Internal Revenue Code and applicable state codes, to report their respective share of operating results on their individual tax returns. Accordingly, the Company does not record an asset or liability for Federal and state income taxes at December 31, 2009.

Disclosures about Fair Value of Financial Instruments
The carrying amounts of accounts receivable, due from clearing broker and accounts payable and accrued expenses approximate fair value due to the short maturity of these items.

Reclassification and Adjustments from FOCUS Report
Cash equivalents totaling $312,851 at December 31, 2009 were initially presented in "Due from clearing broker" in the Company submitted 2009 Focus Report. Such amounts have been reclassified and presented in "Cash and cash equivalents" in the accompanying statement of financial condition. Adjustments to federal income taxes receivable and state taxes payable totaling $3,557 have increased net capital from the Company's 2009 Focus Report. Adjustments to accounts payable and accrued expenses have decreased net capital by $36,278 from the Company's 2009 Focus Report.

Effects of New Accounting Pronouncements
SIPC, as required, adopted the provisions of authoritative guidance on accounting for uncertainty in income taxes on January 1, 2009. The adoption of this guidance had no effect on SIPC's financial position, results of operations and cash flows. As of February 25, 2010, SIPC has no ongoing or scheduled examinations. Accordingly, management has concluded that there are no uncertainties related to income taxes.

In March 2008, authoritative guidance relating to disclosures about derivative instruments and hedging activities was issued. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable users of the financial statements to better understand the effects on an entity's financial position, financial performance, and cash flows. It was effective for financial statements issued for interim periods beginning after November 15, 2008, with early application encouraged. The Company's adoption of this standard in 2009 did not have a material effect on the financial statements.

On May 2009, the Company adopted guidance relating to subsequent events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date ("subsequent events"), but before the financial statements are issued or available to be issued and requires disclosure of the date through which the entity has evaluated subsequent events and the basis for that date. This standard was effective for the Company's 2009 financial statements (see Note 11).

In June 2009, the FASB issued a standard which stipulated the *FASB Accounting Standards Codification™* is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. This standard was effective for the Company's 2009 financial statements. The implementation of this standard had no effect on the Company's financial position, results of operations and cash flows.

3. Deposits with Brokers
As of December 31, 2009, the Company had in effect clearing agreements with two independent brokers (Jefferies & Company and Merrill Lynch). The Company currently has a depository account with Jefferies & Company in the amount of $150,018 at December 31, 2009, pursuant to the clearing agreement.

4. Fair Value of Financial Instruments
In September 2006, authoritative guidance relating to fair value measurements was issued. It defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The guidance was effective on January 1, 2008 for the Company, and other than conforming footnote disclosures in this note, the pronouncement did not have a material impact on the financial statements.

Financial assets and liabilities are measured in accordance with accounting principles generally accepted in the United States of America. For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, due from and deposits with clearing brokers, other assets, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short-term maturities.

The pronouncement provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the pronouncement are described below:

4. Fair Value of Financial Instruments (continued)

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets and liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Securities Owned accounts and the Securities Sold, Not Yet Purchased accounts are based upon quoted prices on active exchanges, such as the New York Stock Exchange, and therefore are classified as Level 1 securities.

The following table presents the Company's December 31, 2009 assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Securities owned	$ 751,034	$ -	$ -	$ 751,034
Securities sold not yet purchased	(327,610)	-	-	(327,610)
Investments at fair value	$ 423,424	$ -	$ -	$ 423,424

In February 2007, authoritative guidance relating to the fair value option for financial assets and financial liabilities, including an amendment to the accounting standards relating to accounting for certain investments in debt and equity securities, was issued. The Company has not elected to measure any financial assets or financial liabilities which were not previously required to be measured at fair value. Therefore, the statement did not have any effect on our financial statements.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(a)(2)(i)), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had defined net capital of $282,945, which was $32,945 in excess of its required minimum net capital of $250,000. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 1.02 to 1.

6. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

7. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's securities activities involve executions and settlement of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

Securities are subject to risk conditions of market performance, interest rates, economic conditions and world affairs. Due to the level of risk associated with certain securities and the level of uncertainty to changes in the value of securities, it is at least reasonably possible that changes in risks in the near term could materially affect securities balances and the amounts reported in the accompanying Statement of Financial Condition. The securities balances as of December 31, 2009 include equity securities, option securities and bond securities. The haircut on securities owned, as presented on the accompanying supplemental schedule was $412,734, which includes the haircut on option securities of $381,079. The options generally expire through the first half of 2010. These transactions may result in off-balance sheet risk as the Company's ultimate liability to satisfy its obligations under these options may exceed the amount recognized in the December 31, 2009 Statement of Financial Condition.

The Company records customer transactions on a settlement date basis, which is generally three business days after trade date. Related commission income and expenses are recorded on a trade date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

As of the balance sheet date and various time throughout the year, certain cash balances at a financial institution exceeded the federally insured limit of $250,000. Management monitors regularly the financial condition of the banking institution, along with their balances in cash and cash equivalents and endeavors to keep this potential risk at a minimum.

The Company has a concentration of credit risk with respect to commissions receivable and amounts due from and on deposit with a third party broker. Management concluded that the credit risks associated with these relationships is reduced due to the short term settlement of these balances, the extensive number of customers and the financial condition of the broker.

8. Commitments and Contingencies

The Company rents office space in Chatham, New Jersey on a month-to-month basis, at a monthly rental expense of $7,500. In September 2009, the Company entered into a three year lease agreement for office space in New York City at a monthly rent of $11,277. The total rent expense for all operating lease agreements for 2009 amounted to $186,186.

The Company, as a lessee, has entered into various lease agreements for equipment and facilities. The approximate minimum rental commitments of the Company, under non-cancelable leases with terms in excess of one year, are $143,320, $142,342, and $104,827 payable in 2010, 2011 and 2012, respectively.

The Company is also subject to claims and actions from customers and regulators that arise in the normal course of operations. Management believes that the outcome of all such actions will not have a material adverse effect on its financial condition, results of operations and cash flows.

The Company also has employment agreements with certain employees.

9. Defined Contribution Plan

The Company has a 401(k) defined contribution plan which covers substantially all employees. The Company may contribute a matching contribution, which is solely at the discretion of the Company. Contributions to the plan totaled $4,047 in 2009.

10. Related Party Transactions

The Company's President (a Member in the Company and Stockholder in Cambria) provides brokering and administrative services and the President's spouse provides only administrative services. The related compensation of both is at the President's discretion. In 2009, compensation expense incurred and paid for such services totaled $201,667.

During 2009, Cambria provided consulting services for the Company totaling $63,455.

Cash distributions to Members totaled $153,200 in 2009.

11. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date through the date of February 25, 2010, which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined there are no subsequent events requiring disclosure in the financial statements.

Celadon Financial Group LLC
Supplementary Schedule of Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2009

Total members' equity	$	772,560
Deductions		
Nonallowable assets		
Accounts receivable		21,717
Other assets		48,000
Property and equipment, net		7,164
Haircuts on securities owned		412,734
Total deductions		489,615
Net capital, as defined	$	282,945
Minimum net capital required: 6-2/3% of aggregate indebtedness	$	19,147
Minimum net capital required of reporting broker/dealer	$	250,000
Net capital requirement	$	250,000
Net capital over minimum requirement	$	32,945
Excess net capital at 1000%	$	254,224
Aggregate indebtedness	$	287,212
Percentage of aggregate indebtedness to net capital, as defined		1.02 to 1

Reconciliation with Company's computation, Included in Part II A of Form X-17A-5, as of December 31, 2009:		
Net capital as reported in Company's December 31, 2009, FOCUS reports	$	315,666
Audit adjustments		
Net adjustment to accounts payable and accrued expenses		(36,278)
Net adjustment to income taxes		3,557
Net capital, as defined and stated above	$	282,945

See Independent Auditors' Report.



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Supplementary Report On Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members
Celadon Financial Group, LLC:

In planning and performing our audit of the combined financial statements and supplemental schedule of Celadon Financial Group, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



To the Members
Celadon Financial Group, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross checks generally included in an internal control and that; alternatively, greater reliance must be placed on surveillance by management. However, we identified deficiencies in certain discrete aspects of internal control over financial reporting that we consider to be control deficiencies, and communicated them in writing to management and those charged with governance on February 25, 2010.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Smith & Brown, PC

February 25, 2010



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
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Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by SEC rule 17a-5

To the Members
Celadon Financial Group, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying combined Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Celadon Financial Group, LLC and its predecessor entity, Securities & Investment Planning Company (collectively the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-6). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from A 1, 2009 to March 31, 2009 as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-6 on which it was originally computed noting no differences.



To the Members
Celadon Financial Group, LLC

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Smith & Brown, PC

February 25, 2010

Celadon Financial Group, LLC and Securities & Investment Planning Company
Combined Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) - Pursuant to Rule 17a-5(E)(4)
For the Period April 1, 2009 through December 31, 2009

General assessment		$ 3,606
Less		
Prior year overpayment applied		-
Payments made with SIPC4, SIPC-6 and SIPC 7T		(1,367)
Total assessment balance due		$ 2,239
Determination of SIPC net operating revenues and general assessment		
Total revenue (Focus Line 12/Par IIA Line 9)		$ 3,198,316
Additions		
Total additions		-
Deductions		
Net gain from securities in investment accounts		(1,398,571)
The greater of:		
Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus interest and dividend income included in additions to total revenue above:	(357,197)	
40% of interest earned on Customers securities accounts (40% of FOCUS line 5)	-	(357,197)
Total deductions		(1,755,768)
SIPC net operating revenues, as defined		$ 1,442,548
General assessment @ .0025		$ 3,606

See Independent Accountants' Report on Applying Agreed Upon Procedures

CELADON FINANCIAL GROUP, LLC

Financial Statements

December 31, 2009

With Independent Auditors' Report